$5,000,000 PRIVATE PLACEMENT ANNOUNCED

VANCOUVER, BRITISH COLUMBIA, July 13, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) is pleased to announce that it has reached an agreement in principle with Sprott Asset Management Inc. to enter into a non-brokered private placement to purchase 1,250,000 shares of its common stock at a price of $4 per share. The common shares will be subject to a four month hold period and aggregate gross proceeds to the Company will be $5,000,000.

The completion of the private placement remains subject to certain conditions including, but not limited to, completion of formal documentation and receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

The proceeds of this financing are to be used as part of the Company’s strategy to restructure its existing financing arrangements as it continues to negotiate with several unaffiliated institutional lenders to repay part of the existing indebtedness, finance construction of a coal preparation plant and provide additional working capital as the Company continues to increase production levels. Completion of these financing arrangements is subject to certain conditions, including completion of due diligence processes and negotiation of final documentation.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

###

Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.